

03051798



TC 8/6/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 5/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investors Trading Corp. dba Oxford Financial Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15660 Dallas Parkway, Suite 900
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Trading Corp. dba Oxford Financial Group, as of May 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



MARY J. OLIMPIO
MY COMMISSION EXPIRES
June 24, 2004

Jim W. Clark
Signature

President
Title

Mary J. Olimpio
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS TRADING CORP.
DBA OXFORD FINANCIAL GROUP

FINANCIAL REPORT

MAY 31, 2003

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Investors Trading Corp. dba Oxford Financial Group

We have audited the accompanying statement of financial condition of Investors Trading Corp. dba Oxford Financial Group as of May 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Trading Corp. dba Oxford Financial Group as of May 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
July 1, 2003

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

INVESTORS TRADING CORP. DBA OXFORD FINANCIAL GROUP
Statement of Financial Condition
May 31, 2003

ASSETS	
Cash	$ 65,083
Receivable from clearing broker/dealers	101,036
Commissions receivable	50,651
Receivable from Parent	33,888
Clearing deposits	49,954
TOTAL ASSETS	$ 300,612

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 36,054
Payable to clearing broker/dealer	15,622
Commissions payable	120,724
TOTAL LIABILITIES	172,400
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	35,000
Additional paid-in capital	870,729
Accumulated deficit	(777,517)
TOTAL STOCKHOLDER'S EQUITY	128,212
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 300,612

See notes to financial statements.

INVESTORS TRADING CORP. DBA OXFORD FINANCIAL GROUP
Statement of Income
Year Ended May 31, 2003

Revenue	
Securities commissions	$ 2,064,319
Revenue from the sale of investment company shares	630,867
Management and advisory fees	367,106
Other revenue	191,659
TOTAL REVENUE	3,253,951
Expenses	
Compensation and related costs	1,834,655
Clearing charges	397,781
Communications	63,614
Occupancy and equipment	12,045
Losses in error account and bad debts	63,048
Overhead fees paid to Parent	819,067
Regulatory fees and expenses	32,570
Other expenses	14,499
TOTAL EXPENSES	3,237,279
NET INCOME	$ 16,672

See notes to financial statements.

INVESTORS TRADING CORP. DBA OXFORD FINANCIAL GROUP
Statement of Changes in Stockholder's Equity
Year Ended May 31, 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at May 31, 2002	1,000	$ 35,000	$ 870,729	$ (794,189)	$ 111,540
Net income	-	-	-	16,672	16,672
Balances at May 31, 2003	1,000	$ 35,000	$ 870,729	$ (777,517)	$ 128,212

See notes to financial statements.

INVESTORS TRADING CORP. DBA OXFORD FINANCIAL GROUP
Statement of Cash Flows
Year Ended May 31, 2003

Cash flows from operating activities:	
Net income	$ 16,672
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from clearing broker/dealers	(101,036)
Decrease in commissions receivable	33,759
Increase in receivable from Parent	(33,888)
Decrease in accounts receivable - other	28,413
Decrease in clearing deposits	10,266
Increase in accounts payable and accrued expenses	25,718
Increase in payable to clearing broker/dealer	12,498
Increase in commissions payable	25,956
Net cash provided by operating activities	18,358
Net change in cash	18,358
Cash at beginning of year	46,725
Cash at end of year	$ 65,083

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 11,374
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Investors Trading Corp. dba Oxford Financial Group (the Company) was organized in January 1996 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Oxford Representatives Group, Inc. (Parent). The majority of the Company's customers are located in the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $50,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2003, the Company had net capital and net capital requirements of $81,473 and $50,000, respectively. The Company's net capital ratio was 2.12 to 1.

Note 4 - Income Taxes

The Company files its income tax return on a stand-alone basis. The Company's prior years' net operating losses have fully offset the current year taxable income; therefore, there is no provision for income taxes in the accompanying financial statements. The Company has a net operating loss carryforward remaining of approximately $734,000 available to offset future taxable income, which begins expiring in 2020.

The net operating loss carryforward creates a deferred tax asset of approximately $110,000, however, the entire amount has been offset by a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 - Commitments and Contingencies

Lease Commitment

The Company leases office space under a noncancellable operating lease. Future minimum lease payments due for each of the years ending May 31 are as follows:

Year	Amount
2004	$ 155,571
2005	38,893
Thereafter	-
	$ 194,464

Office rent expense is paid by the Parent under an Overhead Services Agreement (see Note 6).

Arbitration

The Company has been named as a defendant in an arbitration by a former employee. The action relates to employment related issues and seeks damages of material amounts. While the ultimate outcome of the pending arbitration cannot be predicted with certainty, management, having reviewed this action with its outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency.

Note 6 - Related Party Transactions

The Company, its Parent and other affiliated companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has an overhead services agreement (Agreement) with its Parent. Under the Agreement the Parent provides personal property and office space and incurs general and administrative expenses for the benefit of the Company. Fees for such services are payable monthly in amounts at the discretion of the Parent. The total amount paid under this Agreement for the year ended May 31, 2003 was $819,067. There are no amounts payable to the Parent under the Agreement at May 31, 2003. The Agreement was not consummated on terms equivalent to arms length transactions

The Company earned commissions totaling $209,639 during the year from executing security transactions on behalf of an affiliate investment advisor.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

The Company has $101,036, or approximately 34%, of its total assets in receivables due from one of its clearing broker/dealers.

Schedule I

INVESTORS TRADING CORP. DBA OXFORD FINANCIAL GROUP
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
May 31, 2003

Total stockholder's equity qualified for net capital	$ 128,212
Excess fidelity bond deductible	4,000
Total Capital	124,212
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	8,851
Receivable from Parent	33,888
Total deductions and/or charges	42,739
Net Capital	$ 81,473
Aggregate indebtedness	
Accounts payable and accrued expenses	36,054
Payable to clearing broker/dealer	15,622
Commissions payable	120,724
Total aggregate indebtedness	$ 172,400
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 31,473
Ratio of aggregate indebtedness to net capital	2.12 to 1

Schedule II

INVESTORS TRADING CORP. DBA OXFORD FINANCIAL GROUP
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of May 31, 2003

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of May 31, 2003 (unaudited)	66,944
Audit adjustments:	
Increase in commissions receivable	22,111
Increase in non-allowable assets	(3,317)
Increase in commission payable	(4,265)
Net capital as computed on Schedule I	$ 81,473

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Investors Trading Corp. dba Oxford Financial Group

In planning and performing our audit of the financial statements and supplemental schedules of Investors Trading Corp. dba Oxford Financial Group (the Company) for the year ended May 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
July 1, 2003